Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS
Brookfield Renewable
Partners L.P.

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

This Management’s Discussion and Analysis for the three and six months ended June 30, 2017 is provided as of August 4, 2017. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.

Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, redeemable/exchangeable partnership units held by Brookfield (“Redeemable/Exchangeable partnership units”), in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units will be collectively referred to throughout as “Unitholders” or as “per Unit”. The LP Units and Redeemable/Exchangeable partnership units have the same economic attributes in all respects.  See – “PART 8 - Presentation to Stakeholders and Performance Measurement”.

Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, C$, €, R$, £ and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.

For a description on our operational and segmented information and the non-IFRS financial measures we use to explain our financial results, see – “PART 8 - Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see – “PART 2 - Financial Performance Review” and “PART 5 – Proportionate Information”. This Management’s Discussion and Analysis contains forward looking information within the meaning of U.S. and Canadian securities laws. Refer to – “PART 9 - Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures.  Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

PART 1 – Q2 2017 Highlights	3	PART 5 - Proportionate Information
		Generation and financial review by segments	29
PART 2 – Financial Performance Review		Long-term debt and credit facilities	35
Generation and financial review for the three months ended June 30, 2017	5	PART 6 - Selected Quarterly Information
Generation and financial review for the six months ended June 30, 2017	12	Summary of historical quarterly results	36
Contract profile	19	PART 7 - Critical Estimates, Accounting Policies
		and Internal Controls	37
PART 3 – Liquidity and Capital Resources		Subsequent events	39
Capitalization, available liquidity and long-term	21
borrowings		PART 8 - Presentation to Stakeholders and
Consolidated statements of cash flows	23	Performance Measurement	40
Shares and units outstanding	24
Dividends and distributions	25	PART 9 - Cautionary Statements	44
Contractual obligations	25
Off-statement of financial position arrangements	25

PART 4 – Additional Financial Information
Property, plant and equipment	26
Related party transactions	26
Equity	27

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures

This Management's Discussion and Analysis contains  forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Management's Discussion and Analysis, in other filings with the U.S. Securities and Exchange Commission (“SEC”) or in other communications with Canadian regulators - see “PART 9 - Cautionary Statements”. We make use of non-IFRS measures in this Management's Discussion and Analysis - see “PART 9 - Cautionary Statements”. This Management's Discussion and Analysis, our Form 20-F and additional information filed with the SEC and with

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

securities regulators in Canada are available on our website at https://bep.brookfield.com, on the SEC’s website at www.sec.gov or on SEDAR’s website at www.sedar.com.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

PART 1 – Q2 2017 HIGHLIGHTS

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS, EXCEPT AS NOTED)	2017	2016	2017	2016
Operational information

Capacity (MW)	10,636	10,663	10,636	10,663

Total generation (GWh)
Long-term average generation	10,942	10,951	21,481	19,995
Actual generation	11,618	8,792	22,102	17,821
Average revenue ($ per MWh)	59	71	62	73

Proportionate generation (GWh)
Long-term average generation	6,402	6,336	12,394	11,805
Actual generation	6,719	5,197	12,880	11,093
Average revenue ($ per MWh)	65	71	66	70

Selected financial information

Revenues	$683	$627	$1,360	$1,301
Net Income (loss)	85	(19)	112	60
Adjusted EBITDA(1)	457	377	910	832
Funds From Operations(1)	181	105	347	292
Adjusted Funds From Operations(1)	164	88	313	259
Basic earnings (loss) per LP Unit(2)	0.13	(0.11)	0.18	0.05
Funds From Operations per Unit(1)(2)	0.61	0.37	1.16	1.05
Distribution per LP Unit	0.47	0.45	0.94	0.89

(1)       Non-IFRS measures. See “PART 2 - Financial Performance Review”, “PART 5 - Proportionate Information”, “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

(2)       For the three and six months ended June 30, 2017, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 299.2 million and 299.2 million, respectively (2016: 280.8 million and 278.2 million).

	Jun 30	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2017	2016
Liquidity and Capital Resources

Available liquidity(1)	$1,576	$1,191
Debt to capitalization	38%	38%
Borrowings non-recourse to Brookfield Renewable	78%	78%
Corporate borrowings
Average debt term to maturity	6.9 years	7.4 years
Average interest rate	4.5%	4.5%
Subsidiary borrowings on a proportionate basis
Average debt term to maturity	9.5 years	9.6 years
Average interest rate	6.1%	6.2%

(1)       Available liquidity as of the date of this report is approximately $2 billion.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

Operating Results

Generation for the quarter of 11,618 GWh was ahead of the long-term average of 10,942 GWh and ahead of the prior year of 8,792 GWh. The incremental contribution from the growth in our portfolio was 74 GWh as compared to the long-term average of 87 GWh. Proportionate generation was  6,719  GWh versus the prior year of  5,197  GWh.

Net income for the three months ended June 30, 2017 was $85 million ($0.13 per LP Unit) versus a net loss of $19 million ($0.11 per LP Unit) for the same period in 2016. The increase in net income is primarily attributable to the increase in Funds From Operations.

Funds From Operations was $181 million ($0.61 per Unit) for the three months ended June 30, 2017 compared with $105 million ($0.37 per Unit) for the same period in 2016. The portfolio benefitted from stronger generation across our North American and Colombian hydroelectric assets and from stronger relative pricing in our Brazilian portfolio.

Growth and Development

During the quarter, we achieved full commissioning of a 15 MW wind project in Ireland with annualized long-term average generation of 46 GWh. The project is expected to contribute annualized Funds From Operations of approximately $1.5 million.

The remaining assets currently under construction expected to be completed over the next two years will contribute Funds From Operations on an annualized basis of approximately $13 million. The two hydroelectric development projects in Brazil and four wind projects in Europe, collectively, have an installed capacity of 129 MW and annualized long-term average generation of 546 GWh.

Subsequent to the end of the quarter, along with our institutional partners, we signed an agreement to acquire a 25% interest in a 2.1 GW pumped storage portfolio located in the United Kingdom. The value of the investment is £196 million ($256 million) and Brookfield Renewable will retain an approximate 7.5% interest in the portfolio.

Equity transactions

Subsequent to the quarter, we completed a LP Unit offering at a price of C$42.15 per LP Unit. Concurrently, Brookfield Asset Management had purchased LP Units in a private placement. The aggregate gross proceeds were C$550 million ($418 million).

Credit Facilities and Subsidiary Borrowings

During the quarter, the following financing initiatives were completed:

•          $1.6 billion corporate facilities extended maturity date by one year to June 2022

•         $65 million associated with a 44 MW hydroelectric portfolio in New England

•         C$55 million ($43 million) associated with a 17 MW hydroelectric portfolio in Quebec

•         $11 million associated with a 11 MW wind portfolio in Arizona

Subsequent to the end of the quarter, we refinanced $350 million of debt associated with a 360 MW hydroelectric portfolio in New England, with the issuance of a $475 million, 15-year interest only green bonds. We also obtained a $25 million letter of credit facility for the portfolio.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

PART 2 – FINANCIAL PERFORMANCE REVIEW

GENERATION AND FINANCIAL REVIEW FOR THE THREE MONTHS ENDED JUNE 30

The following chart reflects the actual and long-term average generation in GWh for the three months ended June 30:

					Variance of Results
							Actual vs.
	Actual Generation		LTA Generation		Actual vs. LTA		Prior Year
GENERATION (GWh)	2017	2016	2017	2016	2017	2016
Hydroelectric
North America
United States	3,666	2,590	3,619	3,599	47	(1,009)	1,076
Canada	1,737	1,348	1,508	1,508	229	(160)	389
	5,403	3,938	5,127	5,107	276	(1,169)	1,465
Colombia	4,138	2,787	3,509	3,509	629	(722)	1,351
Brazil	1,061	1,082	1,159	1,148	(98)	(66)	(21)
	10,602	7,807	9,795	9,764	807	(1,957)	2,795
Wind
North America
United States	281	284	372	372	(91)	(88)	(3)
Canada	282	205	292	292	(10)	(87)	77
	563	489	664	664	(101)	(175)	74
Europe	240	278	259	326	(19)	(48)	(38)
Brazil	123	149	101	101	22	48	(26)
	926	916	1,024	1,091	(98)	(175)	10
Other	90	69	123	96	(33)	(27)	21
Total	11,618	8,792	10,942	10,951	676	(2,159)	2,826

See – “PART 8 - Presentation to Stakeholders and Performance Measurement” for information on long-term average, our participation in a Brazilian hydroelectric balancing pool and our performance measurement.

Generation from our hydroelectric portfolios in North America and Colombia was above long-term average and ahead of the same period of the prior year due to improved inflows.  This was slightly offset by lower generation from our hydroelectric portfolio in Brazil, resulting from weaker hydrological conditions. The growth in our portfolio contributed 26 GWh.

Generation at our wind facilities was consistent with the same period of the prior year but below long-term average due to lower wind resources. The same period of the prior year included 66 GWh relating to the 137 MW wind portfolio in Ireland that was sold in the first quarter of 2017. The growth in our portfolio contributed 13 GWh.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides reconciliation to net income (loss) for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2017	2016
Revenues	$683	$627
Other income	10	10
Share of cash earnings from equity-accounted investments	4	2
Direct operating costs	(240)	(262)
Adjusted EBITDA(1)	457	377
Management service costs	(21)	(15)
Interest expense – borrowings	(156)	(161)
Current income taxes	4	(5)
Distributions to preferred limited partners	(7)	(3)
Cash portion of non-controlling interests
Participating non-controlling interests - in operating subsidiaries	(90)	(81)
Preferred equity	(6)	(7)
Funds From Operations(1)	181	105
Adjusted sustaining capital expenditures(2)	(17)	(17)
Adjusted Funds From Operations(1)	164	88
Add: cash portion of non-controlling interests	96	88
Add: distributions to preferred limited partners	7	3
Add: adjusted sustaining capital expenditures	17	17
Depreciation	(198)	(204)
Unrealized financial instruments loss	(6)	(2)
Share of non-cash loss from equity-accounted investments	(2)	(3)
Deferred income tax expense	(16)	(6)
Other	23	-
Net income (loss)	$85	$(19)
	Average FX rates to USD
C$	1.34	1.29
	€0.91	0.89
R$	3.21	3.50
	£0.78	0.70
COP	2,920	2,991

(1)       Non-IFRS measures. See “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

(2)       Based on long-term sustaining capital expenditure plans.

Revenues totaling $683 million represent an increase of $56 million over the prior year.

The North American hydroelectric portfolio benefitted from improved generation over the same period of the prior year partially offset by relatively lower realized pricing, resulting in a net contribution to revenues of $61 million.

Our Brazilian hydroelectric portfolio captured higher realized merchant power prices in the quarter. This was partially offset by lower generation, resulting in a net increase of $18 million to revenues.

Improved hydrological conditions at our Colombian portfolio were offset by relatively lower market power prices, resulting in a net decrease to revenues of $17 million.

Our wind portfolio performed in line with same period of the prior year as improved generation and realized pricing in Canada and Brazil were offset by lower contributions from our facilities in the United

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

States and Europe. The same quarter of the prior year included $6 million from a wake impact agreement with neighboring wind facilities in California.

On a proportionate basis, the total average revenue per MWh decreased by $6 per MWh, primarily attributable to lower relative power prices realized in our Colombian portfolio.

Direct operating costs totaling $240 million, represent a decrease of $22 million, primarily attributable to the reduction in power purchases in Colombia.

Management service costs totaling $21 million represent an increase of $6 million, attributable to the increase in the market value of our LP Units and from the growth in our capitalization value due to the issuance of Preferred LP Units and corporate medium-term notes over the last twelve months.

Interest expense totaling $156 million represents a decrease of $5 million, attributable to lower interest expense associated with amortizing subsidiary borrowings.

Distributions to preferred limited partners totaling $7 million represent an increase of $4 million, attributable to the Preferred LP Units issued in the current year and May 2016.

The cash portion of non-controlling interests totaling $96 million represents an increase of $8 million.

Funds From Operations totaling $181 million represent an increase of $76 million.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

SEGMENTED DISCLOSURES

Segmented information is prepared on the same basis that Brookfield Renewable’s chief operating decision maker (“CODM”) manages the business, evaluates financial results, and makes key operating decisions.  See Note 4 - Segmented information in our unaudited interim consolidated financial statements.

HYDROELECTRIC

The following table reflects the results of our operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2017
	North America
United States		Canada	Total	Colombia	Brazil	Total
Generation (GWh) – LTA	3,619	1,508	5,127	3,509	1,159	9,795
Generation (GWh) – actual	3,666	1,737	5,403	4,138	1,061	10,602
Revenues	$225	$101	$326	$190	$74	$590
Adjusted EBITDA(1)	160	82	242	98	58	398
Funds From Operations(1)	$93	$65	$158	$15	$45	$218

(MILLIONS, EXCEPT AS NOTED)	2016
	North America
United States		Canada	Total	Colombia	Brazil	Total
Generation (GWh) – LTA	3,599	1,508	5,107	3,509	1,148	9,764
Generation (GWh) – actual	2,590	1,348	3,938	2,787	1,082	7,807
Revenues	$190	$78	$268	$202	$50	$520
Adjusted EBITDA(1)	123	62	185	90	36	311
Funds From Operations(1)	$55	$45	$100	$11	$22	$133

(1)            Non-IFRS measures. See “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 – Cautionary Statements”.

North America

Generation across the portfolio experienced a return to long-term average and an improvement from the same period of the prior year. In particular, we benefitted from stronger inflows at our wholly-owned facilities in New York, Quebec and Ontario. We actively managed our reservoirs and ended the quarter in line with long-term average, leaving us well positioned for the summer months. The portfolio generated 5,403 GWh which was above the long-term average of 5,127 GWh and an increase of 1,465 GWh as compared to the same period of the prior year.

Revenues totaling $326 million represent an increase of $58 million over the same period of the prior year. Stronger inflows across the portfolio were partially offset by relatively lower realized pricing resulting in a net contribution of $61 million to revenues. The appreciation of the U.S. dollar, compared to the same quarter of the prior year, had a $3 million impact on revenues but also affected operating and borrowing costs for a net decrease of $2 million to Funds From Operations.

Funds From Operations totaling $158 million represent an increase of $58 million compared to the prior year, driven primarily by the increase in generation.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

Colombia

The portfolio benefitted from improved hydrological conditions generating 4,138 GWh which was above the long-term average of 3,509 GWh and an increase of 1,351 GWh as compared to the same period of the prior year.

The strong hydrological conditions were however offset by low power prices, resulting in a net decrease to revenues of $17 million. The depreciation of the U.S. dollar, compared to the same quarter of the prior year, contributed $5 million in revenues but also affected operating and borrowing costs for a net contribution of $nil to Funds From Operations.

Funds From Operations totaling $15 million represent an increase of $4 million compared to the prior year as the decrease in revenues was offset by savings in direct operating expenses due to lower fuel and power purchases.

Brazil

The portfolio generated 1,061 GWh which was below the long-term average of 1,159 GWh and a decrease of 21 GWh as compared to the same period of the prior year. Included in total generation is the 26 GWh contribution from the recently commissioned 25 MW facility.

Our uncontracted generation captured stronger pricing during the quarter which was partially offset by lower generation, resulting in a net contribution of  $18 million to revenues. The 25 MW facility commissioned during the first quarter contributed $2 million to revenues. The depreciation of the U.S. dollar,  compared to the same quarter of the prior year, contributed $4 million in revenues but also affected operating and borrowing costs for a net contribution of $2 million to Funds From Operations.

Funds From Operations totaling $45 million represent an increase of $23 million compared to the same period of the prior year.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

WIND

The following table reflects the results of our operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2017
	North America
United States		Canada	Total	Europe	Brazil	Total
Generation (GWh) – LTA	372	292	664	259	101	1,024
Generation (GWh) – actual	281	282	563	240	123	926
Revenues	$31	$24	$55	$21	$11	$87
Adjusted EBITDA(1)	22	19	41	11	10	62
Funds From Operations(1)	$7	$13	$20	$2	$2	$24

(MILLIONS, EXCEPT AS NOTED)	2016
	North America
United States		Canada	Total	Europe	Brazil	Total
Generation (GWh) – LTA	372	292	664	326	101	1,091
Generation (GWh) – actual	284	205	489	278	149	916
Revenues	$38	$23	$61	$29	$8	$98
Adjusted EBITDA(1)	29	18	47	16	6	69
Funds From Operations(1)	$13	$12	$25	$3	$-	$28

(1)         Non-IFRS measures. See “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

North America

Wind conditions were below long-term average across the portfolio, particularly at our California wind facilities, primarily due to lower wind resources. Over the same period of the prior year, generation at our Canadian facilities improved due to stronger wind conditions and in the United States generation was consistent. The portfolio generated 563 GWh which was below the long-term average of 664 GWh and an increase of 74 GWh as compared to the same period of the prior year.

Revenues totaling $55 million represent a decrease of $6 million, primarily driven by the one-time proceeds from a wake impact agreement with neighboring wind facilities in California received in same quarter of the prior year.

Funds From Operations totaling $20 million represent a decrease of $5 million compared to the prior year.

Europe

Wind conditions in Ireland were improved in the quarter. However, generation was lower than prior year which included 66 GWh provided by the 137 MW wind portfolio in Ireland that was sold in the first quarter of 2017. During the quarter, we benefitted from the incremental contribution of 13 GWh derived from a full quarter’s generation from our facilities commissioned in 2016 and 2017.

Revenues totaling $21  million represent a decrease of $8 million. Lower realized merchant prices from our Irish wind facilities were partially offset by the increase in generation, resulting in a net decrease of $3 million to revenues. The 137 MW wind facility sold during the first quarter of 2017 had contributed $5  million and $2 million in revenues and Funds From Operations, respectively, in the same quarter of the prior year.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

Funds From Operations totaling $2  million represent a decrease of $1 million.

Brazil

Stronger wind conditions across the portfolio resulted in generation remaining above long-term average but below the same period of the prior year.

Revenues totaling $11 million represent an increase of $3 million, primarily attributable to higher realized power prices as our portfolio leveraged an auction mechanism in the Brazilian power market to secure more favorably priced contracts for the remainder of the current year.

Funds From Operations totaling $2 million represent an increase of $2 million.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

GENERATION AND FINANCIAL REVIEW FOR THE SIX MONTHS ENDED JUNE 30, 2017

The following chart reflects the actual and long-term average generation in GWh for the six months ended June 30:

					Variance of Results
							Actual vs.
	Actual Generation		LTA Generation		Actual vs. LTA		Prior Year
GENERATION (GWh)	2017	2016	2017	2016	2017	2016
Hydroelectric
North America
United States	7,088	6,112	7,171	6,800	(83)	(688)	976
Canada	3,237	3,078	2,736	2,741	501	337	159
	10,325	9,190	9,907	9,541	418	(351)	1,135
Colombia	7,564	4,412	7,017	5,762	547	(1,350)	3,152
Brazil	2,118	2,108	2,298	2,341	(180)	(233)	10
	20,007	15,710	19,222	17,644	785	(1,934)	4,297
Wind
North America
United States	454	504	623	623	(169)	(119)	(50)
Canada	593	506	616	616	(23)	(110)	87
	1,047	1,010	1,239	1,239	(192)	(229)	37
Europe	672	749	687	777	(15)	(28)	(77)
Brazil	262	262	182	182	80	80	-
	1,981	2,021	2,108	2,198	(127)	(177)	(40)
Other	114	90	151	153	(37)	(63)	24
Total	22,102	17,821	21,481	19,995	621	(2,174)	4,281

During the six months ended June 30, 2017, strong inflows and improved hydrological conditions benefited the overall hydroelectric portfolio. In North America, we experienced a return to long-term average in the United States and continued strong contributions from our wholly owned assets in Canada. In Colombia, the region recovered from the dry conditions experienced in the same period of the prior year. In Brazil, we saw a marginal improvement over the same period of the prior year but generation remained below the long-term average. The portfolio generated 20,007 GWh, with the growth in our portfolio contributing 1,723 GWh.

Generation at our wind facilities in North America and Europe was in line with its performance from the same period of the prior year but below long-term average due to lower wind resources. The portfolio generated 1,981 GWh, with the growth in our portfolio contributing 24 GWh. Generation, in the same period of the prior year, included 98 GWh relating to the 137 MW wind portfolio in Ireland that was sold in the first quarter of 2017.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides reconciliation to net income for the six months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2017	2016
Revenues	$1,360	$1,301
Other income	18	32
Share of cash earnings from equity-accounted investments	5	4
Direct operating costs	(473)	(505)
Adjusted EBITDA(1)	910	832
Management service costs	(37)	(30)
Interest expense – borrowings	(319)	(288)
Current income taxes	(12)	(12)
Distributions to preferred limited partners	(13)	(6)
Cash portion of non-controlling interests
Participating non-controlling interests - in operating subsidiaries	(170)	(191)
Preferred equity	(12)	(13)
Funds From Operations(1)	347	292
Adjusted sustaining capital expenditures(2)	(34)	(33)
Adjusted Funds From Operations(1)	313	259
Add: cash portion of non-controlling interests	182	204
Add: distributions to preferred limited partners	13	6
Add: adjusted sustaining capital expenditures	34	33
Depreciation	(398)	(383)
Unrealized financial instruments loss	(26)	(2)
Share of non-cash loss from equity-accounted investments	(6)	(4)
Deferred income tax expense	(21)	(41)
Other	21	(12)
Net income	$112	$60
	Average FX rates to USD
C$	1.33	1.33
	€0.92	0.90
R$	3.18	3.70
	£0.79	0.70
COP	2,920	3,114

(1)       Non-IFRS measures. See “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

(2)       Based on long-term sustaining capital expenditure plans.

Revenues totaling $1,360 million represent an increase of $59 million over the prior year.

The increase in generation at our North American hydroelectric portfolio, over the same period of the prior year, was partially offset by relatively lower realized pricing resulting in a net contribution to revenues of $17 million. Incremental contributions from a full period’s contribution from the growth in our portfolio increased revenues by $18 million.

In Colombia, improved hydrological conditions were more than offset by lower merchant power prices, resulting in a net decrease to revenues of $30 million.

The Brazilian hydroelectric portfolio continued to benefit from relatively higher realized merchant power prices.  This was slightly offset by lower generation resulting in a net increase of $22 million to revenues. Incremental contributions from the growth in our portfolio increased revenues by $4 million.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

Incremental contributions from the growth in our European wind portfolio increased revenues by $2 million. In the first quarter of 2017, we sold a 137 MW wind portfolio in Ireland that had contributed $8  million in revenues in the same period of the prior year. The prior year also included $6 million from a wake impact agreement with neighboring wind facilities in California.

The depreciation of the U.S. dollar, compared to the same period of the prior year, contributed $40  million to revenues but also affected operating and borrowing costs for a net contribution of $9 million to Funds From Operations. Other income decreased primarily due to the $22 million gain realized on the settlement of foreign currency hedging contracts in the prior year.

The total average revenue per MWh on a proportionate basis decreased by $4 per MWh, primarily attributable to lower merchant power prices realized in our Colombian portfolio.

Direct operating costs totaling $473 million represent a decrease of $32 million. The decrease was primarily attributable to the reduction in power purchases in Colombia and the successful recovery of excess property taxes paid in the previous years at one of our Canadian hydroelectric facilities. Incremental direct operating costs of $38 million relate to a full period’s impact from the growth in our portfolio.

Management service costs totaling $37 million represent an increase of $7 million, primarily attributable to the increase in the market value of our LP Units and from the growth in our capitalization value due to the issuance of LP Units, Preferred LP Units and corporate medium-term notes over the last twelve months.

Interest expense totaling $319 million represents an increase of $31 million. The increase attributable to the growth in our portfolio is $25 million. The remaining increase is attributable to project level re-financings and the issuance of corporate medium-term notes in 2016.

Distributions to preferred limited partners totaling $13 million represent an increase of $7 million, attributable to the Preferred LP units issued in the current year and in May 2016.

The cash portion of non-controlling interests totaling $182 million represents a decrease of $22 million, primarily attributable to lower Funds from Operations at partially owned assets.

Funds From Operations totaling $347 million represent an increase of $55 million.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

SEGMENTED RESULTS

HYDROELECTRIC

The following table reflects the results of our hydroelectric operations for the six months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2017
	North America
United States		Canada	Total	Colombia	Brazil	Total
Generation (GWh) – LTA	7,171	2,736	9,907	7,017	2,298	19,222
Generation (GWh) – actual	7,088	3,237	10,325	7,564	2,118	20,007
Revenues	$440	$199	$639	$388	$140	$1,167
Adjusted EBITDA(1)	309	169	478	200	109	787
Funds From Operations(1)	$171	$135	$306	$25	$78	$409

(MILLIONS, EXCEPT AS NOTED)	2016
	North America
United States		Canada	Total	Colombia	Brazil	Total
Generation (GWh) – LTA	6,800	2,741	9,541	5,762	2,341	17,644
Generation (GWh) – actual	6,112	3,078	9,190	4,412	2,108	15,710
Revenues	$417	$185	$602	$395	$98	$1,095
Adjusted EBITDA(1)	285	171	456	182	71	709
Funds From Operations(1)	$142	$139	$281	$21	$43	$345

(1)            Non-IFRS measures. See “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

North America

Generation across the portfolio was above long-term average for the first six months of the year and ahead of the same period of the prior year which was impacted by weaker inflows in the second quarter. In particular, inflows have been strong at our wholly-owned facilities in New York, Quebec and Ontario. We actively managed our reservoirs and ended the quarter in line with long-term average and leaving us well positioned for the summer months. The portfolio generated 10,325 GWh which was above the long-term average of 9,907 GWh and an increase of 1,135 GWh as compared to the same period of the prior year. Included in total generation is the incremental contribution of 399 GWh from a full period’s generation relating to our 296 MW portfolio in Pennsylvania acquired in the second quarter of 2016.

Revenues totaling $639 million represent an increase of $37 million over the same period of the prior year. Stronger inflows during the second quarter were partially offset by relatively lower realized prices resulting in a net contribution of $17 million to revenues. Included in total revenues is the contribution of $18 million from a full period’s generation at our 296 MW portfolio in Pennsylvania.

The depreciation of the U.S. dollar, compared to the same period of the prior year, increased revenues by $1 million but also caused an offsetting impact to operating and borrowing costs.  In the prior year, included in Other income, we benefitted from $22 million in hedging gains resulting from our ongoing foreign currency hedging program.

During the first quarter of 2017, we were successful in recovering $8 million of excess property taxes, paid in the previous years, at one of our Canadian hydroelectric facilities.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

Funds From Operations totaling $306 million represent an increase of $25 million. The increase is primarily attributable to improved generation across our portfolio.

Colombia

The portfolio generated 7,564 GWh which was above the long-term average of 7,017 GWh and an increase of 3,152 GWh as compared to the same period of the prior year where we experienced drier conditions. The incremental generation associated with a full period’s contribution was 1,272 GWh.

Revenues totaling $388 million represent a decrease of $7 million over the same period of the prior year.

Strong hydrological conditions and a full period’s contribution from growth were offset by lower power prices resulting in a net impact to revenues of $30 million.

The depreciation of the U.S. dollar, compared to the same period of the prior year, contributed $23 million to revenues but also affected operating costs, borrowing costs, current income taxes, and the cash portion of non-controlling interests for a $1 million net contribution to Funds From Operations.

Over the same period of the prior year, operating costs reduced by $72 million due to the reduction in power purchases.

The full period’s contribution from the portfolio also impacted operating costs, borrowing costs, current income taxes, and the cash portion of non-controlling interests reducing Funds From Operations by $39 million.

Funds From Operations totaling $25 million represent an increase of $4 million.

Brazil

The portfolio generated 2,118 GWh which was below the long-term average of 2,298 GWh and an increase of 10 GWh as compared to the same period of the prior year. Included in total generation is the 52 GWh contribution from the recently commissioned 25 MW facility.

Revenues totaling $140 million represent an increase of $42 million over the same period of the prior year. The portfolio captured relatively higher power prices offset by lower generation, resulting in a net contribution of $22 million to revenues. Included in total revenues is a $4 million contribution from the 25 MW facility commissioned recently.

The depreciation of the U.S. dollar contributed $16 million in revenues but also affected operating and borrowing costs for a net contribution of $5 million to Funds From Operations.

Funds From Operations totaling $78 million represent an increase of $35 million.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

WIND

The following table reflects the results of our wind operations for the six months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2017
	North America
United States		Canada	Total	Europe	Brazil	Total
Generation (GWh) – LTA	623	616	1,239	687	182	2,108
Generation (GWh) – actual	454	593	1,047	672	262	1,981
Revenues	$48	$55	$103	$58	$20	$181
Adjusted EBITDA(1)	32	46	78	37	18	133
Funds From Operations(1)	$8	$33	$41	$9	$4	$54

(MILLIONS, EXCEPT AS NOTED)	2016
	North America
United States		Canada	Total	Europe	Brazil	Total
Generation (GWh) – LTA	623	616	1,239	777	182	2,198
Generation (GWh) – actual	504	506	1,010	749	262	2,021
Revenues	$60	$52	$112	$71	$13	$196
Adjusted EBITDA(1)	43	43	86	45	11	142
Funds From Operations(1)	$14	$30	$44	$11	$1	$56

(1)            Non-IFRS measures. See “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

North America

Wind conditions were below long-term average across our portfolio primarily due to lower wind resources in the U.S. Our wholly-owned Canadian facilities experienced improved wind conditions over the same period of the prior year. The portfolio generated 1,047 GWh, below the long-term average of 1,239 GWh and an increase of 37 GWh as compared to the same period of the prior year.

Revenues totaling $103 million represent a decrease of $9 million. In the same period of the prior year, we received $6 million in proceeds from a wake impact agreement with neighboring wind facilities in California. The balance of the decrease in revenue is primarily attributable to lower generation at our facilities in the United States.

Funds From Operations totaling $41 million represent a decrease of $3 million. The impact to Funds From Operations of lower revenues in the United States was mitigated by our proportionate interests in the portfolio.

Europe

The portfolio generated 672 GWh, consistent with the long-term average of 687 GWh and a decrease of 77 GWh as compared to the same period of the prior year. Included in total generation is the incremental contribution from a full quarter’s generation of 24 GWh from our facilities commissioned in 2016 and 2017. Generation in the same period of the prior year included 98 GWh relating to the 137 MW wind portfolio in Ireland that was sold in the first quarter of 2017.

Revenues totaling $58  million represent a decrease of $13 million. The Irish wind facilities were impacted by lower realized merchant prices compared to same period of the prior year resulting in a $5 million decrease to revenues. The 137 MW wind facility sold during the first quarter of 2017 had contributed $8

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

million in revenues in the prior year. Included in total revenues is the incremental contribution of $2 million from the facilities commissioned in 2016 and 2017.

Funds From Operations totaling $9  million represent a decrease of $2 million.

Brazil

The portfolio generated 262 GWh, which was above the long-term average of 182 GWh and unchanged as compared to the same period of the prior year.

Revenues totaling $20 million represent an increase of $7 million compared to the same period of the prior year, primarily attributable to the higher realized power prices as our portfolio leveraged an auction mechanism in the Brazilian power market to secure more favorably priced contracts for the remainder of the year. The depreciation of the U.S. dollar compared to the same period of the prior year contributed $2 million in revenues but also affected operating and borrowing costs for a $nil contribution to Funds From Operations.

Funds From Operations totaling $4 million represent an increase of $3 million compared to the prior year, representing our proportionate share of the increase in revenues.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

CONTRACT PROFILE

We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because they are becoming increasingly cost competitive.

In Brazil and Colombia we also expect power prices will continue to be supported by the need to build new supply over the medium to long term to serve growing demand. In these markets contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium term.

The following table sets out our contracts over the next five years for generation output in North America and Europe, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 90% and 70%, respectively, of the long-term average and we would expect to maintain this going forward.

FOR THE YEAR ENDED DECEMBER 31	Balance of 2017	2018	2019	2020	2021
Generation (GWh)
Contracted(1)
Hydroelectric
North America
United States(2)	3,326	6,953	6,306	6,306	6,098
Canada	2,377	5,051	5,051	3,584	3,091
	5,703	12,004	11,357	9,890	9,189
Wind
North America
United States	221	511	511	511	511
Canada	581	1,197	1,197	1,197	1,197
	802	1,708	1,708	1,708	1,708
Europe	214	458	458	404	398
	1,016	2,166	2,166	2,112	2,106
	6,719	14,170	13,523	12,002	11,295
Uncontracted	318	1,531	2,178	3,699	4,406
Long-term average on a proportionate basis(3)	7,037	15,701	15,701	15,701	15,701
Non-controlling interests	2,514	5,745	5,745	5,745	5,745
Total long-term average	9,551	21,446	21,446	21,446	21,446

Contracted generation - as at June 30, 2017
% of total generation on a proportionate basis	95%	90%	86%	76%	72%

Price per MWh - total generation on a
proportionate basis	$71	$72	$75	$78	$80

(1)            Assets under construction are included when long-term average and pricing details are available and the commercial operation date is established in a definitive construction contract. In the years 2018-2021, on a proportionate basis, there is 38 GWh contributed from assets under construction that meet the aforementioned conditions.

(2)            Includes generation of 604 GWh for 2017 and 647 GWh for 2018 secured under financial contracts.

(3)            Long-term average on a proportionate basis includes wholly-owned assets and our share of assets we manage.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

Our North American portfolio has a weighted-average remaining contract duration of 21 years (on a proportionate basis). Over the next five years, three contracts at our hydroelectric facilities are expiring, including one in 2020 with annual long-term average of 1,467 GWh and two in 2021 with aggregate annual generation of 1,161 GWh.

In our Brazilian and Colombian portfolios, we have a weighted-average remaining duration on our contracts of 9 years and 2 years (on a proportionate basis), respectively. We continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation so as to mitigate hydrology risk.

In our European wind portfolio, we have a weighted-average remaining duration of 9 years (on a proportionate basis) after removing the long-term contracts associated with the 137 MW wind portfolio in Ireland sold in the first quarter of this year.

The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The composition of our contracted generation on a proportionate basis under power purchase agreements is comprised of Brookfield (66%), public power authorities (20%), distribution companies (10%) and industrial users (4%).

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

PART 3 - liquidity and capital Resources

Capitalization

A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis.

The following table summarizes the total capitalization and debt to total capitalization using book values:

	Jun 30	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2017	2016
Credit facilities(1)	$588	$673
Corporate borrowings(2)	1,615	1,556
Subsidiary borrowings(3)	7,789	7,953
Long-term indebtedness	9,992	10,182
Deferred income tax liabilities, net of deferred income tax assets	3,675	3,652
Equity	12,400	12,672
Total capitalization	$26,067	$26,506
Debt to total capitalization	38%	38%

(1)       Comprised of $559 million borrowed under unsecured corporate credit facilities guaranteed by Brookfield Renewable and $29 million borrowed under a subscription credit facility made available to a Brookfield sponsored private fund.

(2)       Amounts are unsecured and guaranteed by Brookfield Renewable.

(3)       Asset-specific, non-recourse borrowings secured against the assets of certain Brookfield Renewable subsidiaries.

Available liquidity

The following table summarizes the available liquidity:

	As of the date	Jun 30	Dec 31
(MILLIONS)	of report	2017	2016
Consolidated cash and cash equivalents	$174	$174	$223
Less: cash and cash equivalents attributable to
participating non-controlling interests in operating subsidiaries	(70)	(70)	(135)
Brookfield Renewable's share of cash and cash equivalents	104	104	88
Available-for-sale securities	186	186	136
Credit facilities
Authorized credit facilities	2,090	2,090	1,890
Draws on credit facilities(1)(2)	(89)	(559)	(673)
Issued letters of credit	(245)	(245)	(250)
Available portion of credit facilities	1,756	1,286	967
Available liquidity	$2,046	$1,576	$1,191

(1)       Comprised of $559 million borrowed under unsecured corporate credit facilities guaranteed by Brookfield Renewable.  Excludes $29 million borrowed under a subscription credit facility made available to a Brookfield sponsored private fund.

(2)       Subsequent to the end of the quarter, the net proceeds from the LP unit issuance of $407 million and Brookfield Renewable’s proportionate share of incremental cash flows from refinancing associated with a 360 MW hydroelectric portfolio in New England of $63 million were used to repay the draws on credit facilities.

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions, withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation, and to finance the business on an investment-grade basis. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on subsidiary borrowings and proceeds from the issuance of various securities through public markets.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

Credit facilities and subsidiary borrowings

During the six months ended June 30, 2017 we completed the following financing activities:

•          Extended the maturity by one year to June 2022 for $1.6 billion in corporate credit facilities

•          Increased the unsecured revolving credit facility provided by Brookfield Asset Management from $200 million to $400 million

•          Refinanced $65 million associated with a 44 MW hydroelectric portfolio in New England

•         Refinanced $60 million associated with a 417 MW hydroelectricity facility in Pennsylvania

•          Refinanced C$55 million ($43 million) associated with a 17 MW hydroelectric portfolio in Quebec

•          Refinanced $11 million associated with a 11 MW wind asset in Arizona

Subsequent to the end of the quarter, we refinanced the $350 million of debt associated with a 360 MW hydroelectric portfolio in New England, with the issuance of a $475 million, 15-year interest only green bonds.  At the same time, we also obtained a $25 million letter of credit facility for the portfolio.

The following table summarizes our undiscounted principal repayments as at June 30, 2017:

(MILLIONS)	Balance of 2017	2018	2019	2020	2021	Thereafter	Total
Principal repayments
Corporate borrowings and
credit facilities	29	154	-	362	544	1,119	$2,208
Subsidiary borrowings	764	299	550	1,031	926	4,282	7,852
	793	453	550	1,393	1,470	5,401	10,060
Unamortized financing fees, net of
unamortized premiums							(68)
							9,992
Equity-accounted investments	1	6	5	6	6	411	435
							$10,427

Subsidiary borrowings maturing in 2017 are expected to be refinanced or repaid at or in advance of maturity. We expect to source, consistent with our financing strategy, long-term, fixed rate, interest only debt that would increase the average term and reduce the average interest rate of our project debt portfolio. The 2017 repayments include $315 million and $305 million associated with operating assets within our New England and New York hydroelectric portfolios, respectively with the remainder being normal course amortization. Subsequent to the quarter end, we refinanced the $315 million debt maturing in 2017.

We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2021 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

The overall maturity profile and average interest rates associated with our borrowings and credit facilities are as follows:

	Average term (years)		Average interest rate (%)
	Jun 30	Dec 31	Jun 30	Dec 31
	2017	2016	2017	2016
Corporate borrowings	6.9	7.4	4.5	4.5
Credit facilities	5.0	4.5	2.3	1.9
Subsidiary borrowings	8.6	9.0	6.2	6.4

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items on the unaudited interim consolidated statements of cash flows:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2017	2016	2017	2016
Cash flow provided by (used in):
Operating activities	$242	$139	$542	$364
Financing activities	(362)	322	(540)	2,747
Investing activities	(37)	(516)	(51)	(2,988)
Foreign exchange (loss) gain on cash	(5)	5	-	24
(Decrease) increase in cash and cash equivalents	$(162)	$(50)	$(49)	$147

Cash and cash equivalents as at June 30, 2017 totaled $174 million, representing a decrease of $49 million since December 31, 2016.

Operating Activities

Cash flows provided by operating activities totaling $242 million for the second quarter of 2017 represent a year-over-year increase of $103 million, primarily attributable to increase in Funds From Operations and change in working capital balances.

Cash flows provided by operating activities totaling $542 million for the six months ended June 30, 2017 represent a year-over-year increase of $178 million, primarily attributable to change in working capital balances and increase in Funds From Operations.

Financing Activities

Cash flows used in financing activities totaled $362 million for the second quarter of 2017. Long-term debt – borrowings totaling $152 million were related to our subsidiary financing initiatives and draws on credit facilities. Long-term debt – repayments totaling $207 million were related to the repayment of our subsidiary financing initiatives and draws on credit facilities.

For the three months ended June 30, distributions paid to unitholders of Brookfield Renewable or BRELP were $145 million (2016: $124 million). The distributions paid to preferred shareholders, preferred limited partners’ unitholders and participating non-controlling interests - in operating subsidiaries totaled $173 million (2016: $36 million).

Cash flows used in financing activities totaled $540 million for the six months ended June 30, 2017. Long-term debt – borrowings totaling $299 million were related to our subsidiary financing initiatives and draws on credit facilities. Long-term debt – repayments totaling $462 million were related to the repayment of

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

our subsidiary financing initiatives and draws on credit facilities. The issuance of Preferred LP units provided net proceeds of $187 million. See “PART 4 - Additional Financial Information”.

For the six months ended June 30, 2017, distributions paid to unitholders of Brookfield Renewable or BRELP were $289 million (2016: $250 million). We increased our distributions to $1.87 per LP Unit, an increase of 9 cents per LP Unit which took effect in the first quarter of 2017. The distributions paid to preferred shareholders, preferred limited partners’ unitholders and participating non-controlling interests - in operating subsidiaries totaled $283 million (2016: $58 million). See “PART 3 – Liquidity and Capital Resources” for further details.

Investing Activities

Cash flows used in investing activities for the second quarter of 2017 totaled $37 million. Our investments in the development of power generating assets and sustainable capital expenditures were $40 million and $33 million, respectively. Our investment in available-for-sale securities amounted to $27 million. The change in restricted cash was $63 million.

Cash flows used in investing activities for the six months ended June 30, 2017 totaled $51 million. Our investments in the development of power generating assets and sustaining capital expenditures were $89 million and $51 million, respectively. Our investment in available-for-sale securities amounted to $39 million. Proceeds from the sale of the 137 MW wind facilities in Ireland, net of cash in the entity disposed, were $150 million.

SHARES AND UNITS OUTSTANDING

Shares and units outstanding are as follows:

	Jun 30, 2017	Dec 31, 2016
Class A Preference Shares
Balance, beginning of year	31,035,967	33,921,463
Preference Shares exchanged for Preferred LP Units	-	(2,885,496)
Balance, end of period/year	31,035,967	31,035,967
Class A Preferred LP Units
Balance, beginning of year	17,885,496	7,000,000
Issuance of Preferred LP Units	10,000,000	8,000,000
Preference Shares exchanged for Preferred LP Units	-	2,885,496
Balance, end of period/year	27,885,496	17,885,496

GP interest	2,651,506	2,651,506

Redeemable/Exchangeable partnership units	129,658,623	129,658,623

LP Units
Balance, beginning of year	166,839,324	143,188,170
Issuance of LP Units(1)	-	23,352,208
Distribution reinvestment plan	156,605	298,946
Balance, end of period/year	166,995,929	166,839,324

Total LP Units on a fully-exchanged basis(1)(2)	296,654,552	296,497,947

(1)            Subsequent to quarter end Brookfield Renewable issued 13,247,000 LP Units. On a fully-exchanged basis total LP Units would be 309,901,552. See Note ##SE – Subsequent Events.

(2)            The fully-exchanged amounts assume the exchange of Redeemable/ Exchangeable partnership units for LP Units.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

DIVIDENDS AND DISTRIBUTIONS

Dividends and distributions declared and paid are as follows:

	Declared		Paid		Declared		Paid
	Three months ended Jun 30				Six months ended Jun 30
(MILLIONS)	2017	2016	2017	2016	2017	2016	2017	2016
Class A Preference Shares	$6	$7	$6	$7	$12	$13	$12	$13
Class A Preferred LP Units	$7	$3	$6	$3	$13	$6	$11	$4
Participating non-controlling
interests - in operating subsidiaries	$161	$26	$161	$26	$260	$41	$260	$41

GP interest and Incentive distributions	$8	$5	$8	$5	$17	$12	$16	$11
Redeemable/Exchangeable partnership units	$61	$58	$60	$57	$123	$117	$121	$115
LP Units	$78	$67	$77	$62	$157	$132	$152	$124

Contractual obligations

Please see Note 15 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:

•          Commitments  –  Water, land, and dams usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects

•          Contingencies  –  Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit

•         Guarantees  – Nature of all the indemnification undertakings

Off-STATEMENT OF FINANCIAL POSITION Arrangements

Brookfield Renewable has no off-statement of financial position financing arrangements.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

PART 4 - ADDITIONAL FINANCIAL INFORMATION

SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

	Jun 30	Dec 31
(MILLIONS)	2017	2016
Current assets	$774	$907
Property, plant and equipment, at fair value	24,849	25,257
Goodwill	885	896
Total assets	27,220	27,737

Long-term debt and credit facilities	9,992	10,182
Deferred income tax liabilities	3,820	3,802
Total liabilities	14,820	15,065
Total equity	12,400	12,672
Total liabilities and equity	27,220	27,737

property, plant and equipment

The fair value of property, plant and equipment totaled $24.8 billion as at June 30, 2017 as compared to $25.3 billion as at December 31, 2016. During the six months ended June 30, 2017, the development and construction of power generating assets totaled $143 million. The 137 MW wind portfolio disposed in the first quarter of this year had a fair value of $338 million. In the current quarter, we completed a construction agreement for a wind development project in Ireland which allowed us to determine fair value. Accordingly, work in progress associated with this project was revalued resulting in an increase in fair value of $11 million. The depreciation of the U.S. dollar increased the fair value of property, plant and equipment by $180 million. We also recognized depreciation expense of $398 million which is significantly higher than what we are required to reinvest in the business as sustaining capital expenditures.

See Note 11 – Property, plant and equipment, at fair value in our December 31, 2016 audited consolidated financial statements for information on the fair value revaluation assumptions used and sensitivity analysis.

Related Party Transactions

Brookfield Renewable’s related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield.

Brookfield Renewable sells electricity to Brookfield through long-term power purchase agreements to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefits from a wind levelization agreement with Brookfield which reduces the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow.

In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 26 - Related Party Transactions in our December 31, 2016 audited consolidated financial statements.

Brookfield Renewable has also entered into a number of voting agreements with Brookfield whereby Brookfield, as managing member of entities related to Brookfield Americas Infrastructure Fund, Brookfield

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

Infrastructure Fund II and Brookfield Infrastructure Fund III, in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of such entities.

Brookfield Renewable has entered into agreements with Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III and Brookfield Infrastructure Debt Fund, in which they provide Brookfield Renewable with access to short-term financing through the use of the funds’ credit facilities.

During the period, the committed unsecured revolving credit facility provided by Brookfield Asset Management was increased to $400 million.   Brookfield Asset Management had placed funds on deposit with Brookfield Renewable in the amount of $140 million during the first quarter of the current year, which was returned  prior to the end of the first quarter. The interest expense on the draws from the credit facility and the deposit totaled $1 million.

In 2011, on formation of Brookfield Renewable, Brookfield Asset Management transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects. An amount of $8 million has been accrued relating to the commissioning of a 25 MW hydroelectric facility in Brazil in the first quarter of 2017.

The following table reflects the related party agreements and transactions on the unaudited interim consolidated statements of income (loss):

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2017	2016	2017	2016
Revenues
Power purchase and revenue agreements	$176	$137	$326	$319
Wind levelization agreement	2	3	3	5
	$178	$140	$329	$324
Direct operating costs
Energy purchases	$(2)	$-	$(5)	$(1)
Energy marketing fee	(6)	(6)	(12)	(11)
Insurance services	(5)	(5)	(10)	(10)
	$(13)	$(11)	$(27)	$(22)
Management service costs	$(21)	$(15)	$(37)	$(30)

EQUITY

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP Unit distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that LP Unit distributions exceed $0.4225 per LP Unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $7 million and $15 million, respectively were accrued during the three and six months ended June 30, 2017 (2016: $4 million and $10 million).

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

Preferred limited partners’ equity

On February 14, 2017, Brookfield Renewable issued 10,000,000 Class A, Series 11 Preferred Limited Partnership Units (the “Series 11 Preferred LP Units”) at a price of C$25 per unit for gross proceeds of C$250 million ($190 million). The holders of the Series 11 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.0% for the initial period ending April 30, 2022. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.82%, and (ii) 5.00%.

The holders of Series 11 Preferred Units will have the right, at their option, to reclassify their Series 11 Preferred Units into Class A Preferred LP Units, Series 12 (the “Series 12 Preferred Units”), subject to certain conditions on April 30, 2022 and on April 30 every five years thereafter. The holders of Series 12 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the sum of the 90-day Canadian Treasury Bill Rate plus 3.82%.

The Preferred LP Units do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2017, none of the Class A Preferred LP Units have been redeemed by Brookfield Renewable.

Limited partners’ equity

Brookfield Asset Management owns, directly and indirectly 180,784,567 LP Units and Redeemable/Exchangeable partnership units, representing approximately 61% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 39% is held by public investors. After giving effect to the LP Units issued subsequent to this quarter, Brookfield Asset Management will own approximately 60% of Brookfield Renewable on a fully-exchanged basis. See Part 7 - “Subsequent Events”.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

PART 5 - PROPORTIONATE INFORMATION

GENERATION AND FINANCIAL REVIEW BY SEGMENTS

The following table reflects the actual and long-term average generation for the three months ended June 30 on a proportionate basis:

					Variance of Results
							Actual vs.
	Actual Generation		LTA Generation		Actual vs. LTA		Prior Year
GENERATION (GWh)	2017	2016	2017	2016	2017	2016
Hydroelectric
North America
United States	2,522	1,834	2,434	2,439	88	(605)	688
Canada	1,690	1,300	1,461	1,461	229	(161)	390
	4,212	3,134	3,895	3,900	317	(766)	1,078
Colombia	998	596	846	751	152	(155)	402
Brazil	886	900	968	959	(82)	(59)	(14)
	6,096	4,630	5,709	5,610	387	(980)	1,466
Wind
North America
United States	152	148	204	204	(52)	(56)	4
Canada	282	205	292	292	(10)	(87)	77
	434	353	496	496	(62)	(143)	81
Europe	94	110	103	129	(9)	(19)	(16)
Brazil	51	62	42	42	9	20	(11)
	579	525	641	667	(62)	(142)	54
Other	44	42	52	59	(8)	(17)	2
Total	6,719	5,197	6,402	6,336	317	(1,139)	1,522

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) for the three months ended June 30:

										Non-controll-
										ing interests
										and
	Attributable to Unitholders									preferred
	Hydroelectric			Wind			Other	Corporate	Total	limited	2017		2016
	North			North						partners'
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil				equity(1)
Revenues	269	46	65	40	9	5	2	-	436	247	683		627
Other income	-	1	3	-	-	-	-	1	5	5	10		10
Share of cash earnings from									-
equity-accounted investments	3	-	1	-	-	-	-	-	4	-	4		2
Direct operating costs	(72)	(23)	(18)	(9)	(5)	(1)	(3)	(5)	(136)	(104)	(240)		(262)
Adjusted EBITDA(2)	200	24	51	31	4	4	(1)	(4)	309	148	457	-	377
Management service costs	-	-	-	-	-	-	-	(21)	(21)	-	(21)		(15)
Interest expense - borrowings	(44)	(10)	(4)	(11)	(2)	(2)	-	(22)	(95)	(61)	(156)		(161)
Current income taxes	2	1	(2)	-	-	-	-	-	1	3	4		(5)
Distributions to preferred limited partners	-	-	-	-	-	-	-	(7)	(7)	-	(7)		(3)
Cash portion of non-controlling interests
Participating non-controlling interests -
in operating subsidiaries	-	-	-	-	-	-	-	-	-	(90)	(90)		(81)
Preferred equity	-	-	-	-	-	-	-	(6)	(6)	-	(6)		(7)
Funds From Operations(2)	158	15	45	20	2	2	(1)	(60)	181	-	181		105
Depreciation	(55)	(8)	(34)	(21)	(3)	(2)	(4)	-	(127)	(71)	(198)		(204)
Unrealized financial instrument loss	-	1	-	-	(6)	-	-	(7)	(12)	6	(6)		(2)
Share of non-cash loss from equity-
accounted investments	(1)	-	(1)	-	-	-	-	-	(2)	-	(2)		(3)
Deferred income tax expense	(11)	(4)	-	23	1	-	-	(12)	(3)	(13)	(16)		(6)
Other	(9)	7	(4)	2	2	1	2	-	1	22	23		-
Cash portion of participating
non-controlling interests	-	-	-	-	-	-	-	-	-	90	90		81
Preferred equity	-	-	-	-	-	-	-	-	-	6	6		7
Distributions to preferred limited partners	-	-	-	-	-	-	-	-	-	7	7		3
Net income (loss)	82	11	6	24	(4)	1	(3)	(79)	38	47	85		(19)

(1)         Attributable to participating non-controlling interests, preferred equity and preferred limited partners’ equity.

(2)         Non-IFRS measures. See “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

The following table reconciles net income (loss) attributable to Limited partners’ equity and earnings (loss) per LP Unit, the most directly comparable IFRS measures, to Funds From Operations, and Funds From Operations per Unit, both non-IFRS financial metrics for the three months ended June 30:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2017	2016	2017	2016
Net income (loss) attributable to:
Limited partners' equity	$21	$(15)	$0.13	$(0.11)
General partnership interest in a holding
subsidiary held by Brookfield	1	-	-	-
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units
held by Brookfield	16	(13)	-	-
Net income (loss) attributable to Unitholders	$38	$(28)	$0.13	$(0.11)
Depreciation	127	131	0.42	0.47
Unrealized financial instruments loss	12	-	0.04	-
Share of non-cash loss from equity-accounted investments	2	3	0.01	0.01
Deferred income tax expense (recovery)	3	(8)	0.01	(0.03)
Other	(1)	7	-	0.03
Funds From Operations(1)	$181	$105	$0.61	$0.37

Weighted average units outstanding(2)			299.25	280.84

(1)         Non-IFRS measures. See “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

(2)         Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

GENERATION AND FINANCIAL REVIEW BY SEGMENTS

The following table reflects the actual and long-term average generation for the six months ended June 30 on a proportionate basis:

					Variance of Results
							Actual vs.
	Actual Generation		LTA Generation		Actual vs. LTA		Prior Year
GENERATION (GWh)	2017	2016	2017	2016	2017	2016
Hydroelectric
North America
United States	4,847	4,263	4,733	4,637	114	(374)	584
Canada	3,177	3,011	2,675	2,678	502	333	166
	8,024	7,274	7,408	7,315	616	(41)	750
Colombia	1,824	851	1,692	1,105	132	(254)	973
Brazil	1,757	1,745	1,918	1,940	(161)	(195)	12
	11,605	9,870	11,018	10,360	587	(490)	1,735
Wind
North America
United States	239	250	332	332	(93)	(82)	(11)
Canada	593	506	616	616	(23)	(110)	87
	832	756	948	948	(116)	(192)	76
Europe	266	296	272	307	(6)	(11)	(30)
Brazil	109	109	76	76	33	33	-
	1,207	1,161	1,296	1,331	(89)	(170)	46
Other	68	62	80	114	(12)	(52)	6
Total	12,880	11,093	12,394	11,805	486	(712)	1,787

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) for the six months ended June 30:

										Non-controll-
										ing interests
										and
	Attributable to Unitholders									preferred
	Hydroelectric			Wind			Other	Corporate	Total	limited	2017		2016
	North			North						partners'
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil				equity(1)
Revenues	524	93	116	79	24	9	7	-	852	508	1,360		1,301
Other income	-	2	6	-	-	-	-	1	9	9	18		32
Share of cash earnings from
equity-accounted investments	3	-	2	-	-	-	-	-	5	-	5		4
Direct operating costs	(133)	(47)	(31)	(17)	(9)	(2)	(8)	(11)	(258)	(215)	(473)		(505)
Adjusted EBITDA(2)	394	48	93	62	15	7	(1)	(10)	608	302	910	-	832
Management service costs	-	-	-	-	-	-	-	(37)	(37)	-	(37)		(30)
Interest expense - borrowings	(89)	(22)	(10)	(21)	(6)	(3)	-	(43)	(194)	(125)	(319)		(288)
Current income taxes	1	(1)	(5)	-	-	-	-	-	(5)	(7)	(12)		(12)
Distributions to preferred limited partners	-	-	-	-	-	-	-	(13)	(13)	-	(13)		(6)
Cash portion of non-controlling interests
Participating non-controlling interests -
in operating subsidiaries	-	-	-	-	-	-	-	-	-	(170)	(170)		(191)
Preferred equity	-	-	-	-	-	-	-	(12)	(12)	-	(12)		(13)
Funds From Operations(2)	306	25	78	41	9	4	(1)	(115)	347	-	347		292
Depreciation	(109)	(16)	(69)	(41)	(10)	(4)	(8)	-	(257)	(141)	(398)		(383)
Unrealized financial instrument loss	(1)	(1)	-	-	(8)	-	-	(12)	(22)	(4)	(26)		(2)
Share of non-cash loss from equity-
accounted investments	(4)	-	(2)	-	-	-	-	-	(6)	-	(6)		(4)
Deferred income tax expense	(18)	(6)	2	23	3	-	-	(8)	(4)	(17)	(21)		(41)
Other	(7)	10	(6)	2	(3)	1	2	(3)	(4)	25	21		(12)
Cash portion of participating
non-controlling interests	-	-	-	-	-	-	-	-	-	170	170		191
Preferred equity	-	-	-	-	-	-	-	-	-	12	12		13
Distributions to preferred limited partners	-	-	-	-	-	-	-	-	-	13	13		6
Net income	167	12	3	25	(9)	1	(7)	(138)	54	58	112		60

(1)         Attributable to participating non-controlling interests, preferred equity and preferred limited partners’ equity.

(2)         Non-IFRS measures. See “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

The following table reconciles net income attributable to Limited partners’ equity and earnings per  LP Unit, the most directly comparable IFRS measures, to Funds From Operations, and Funds From Operations per Unit, both non-IFRS financial metrics for the six months ended June 30:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2017	2016	2017	2016
Net income attributable to:
Limited partners' equity	$30	$8	$0.18	$0.05
General partnership interest in a holding
subsidiary held by Brookfield	$1	$-	-	-
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units
held by Brookfield	23	7	-	-
Net income attributable to Unitholders	$54	$15	$0.18	$0.05
Depreciation	257	250	0.86	0.90
Unrealized financial instruments loss	22	3	0.07	0.01
Share of non-cash loss from equity-accounted investments	6	4	0.02	0.01
Deferred income tax expense	4	8	0.01	0.03
Other	4	12	0.02	0.05
Funds From Operations(1)	$347	$292	$1.16	$1.05

Weighted average units outstanding(2)			299.25	280.84

(1)         Non-IFRS measures. See “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

(2)         Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	Jun 30, 2017			Dec 31, 2016
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings	4.5	6.9	$1,620	4.5	7.4	$1,562
Credit facilities	2.3	5.0	588	1.9	4.5	673
Subsidiary borrowings
North America	5.6	9.6	3,688	5.6	9.6	3,670
Colombia	8.6	6.4	454	9.8	6.9	468
Europe	4.0	10.7	194	3.7	11.1	253
Brazil	9.4	11.6	259	10.1	11.7	263
	6.1	9.5	4,595	6.2	9.6	4,654
Total debt			$6,803			$6,889
Unamortized financing fees, net of
unamortized premiums(1)			(40)			(45)
Brookfield Renewable's share			6,763			6,844
Non-controlling interests			3,229			3,338
As per IFRS Statements			$9,992			$10,182

(1)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

The following table summarizes our undiscounted principal repayments on a proportionate basis as at June 30, 2017:

(MILLIONS)	Balance of 2017	2018	2019	2020	2021	Thereafter	Total
Principal repayments
Corporate borrowings and
credit facilities	$29	154	-	362	544	1,119	$2,208
Subsidiary borrowings	538	163	226	522	302	2,844	4,595
	567	317	226	884	846	3,963	6,803
Unamortized financing fees, net of
unamortized premiums							(40)
							6,763
Equity-accounted investments	1	3	3	3	3	222	235
							$6,998

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

PART 6 - SELECTED QUARTERLY INFORMATION

SUMMARY OF HISTORICAL QUARTERLY RESULTS

The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters on a consolidated basis:

	2017		2016				2015
(MILLIONS, EXCEPT AS NOTED)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total Generation (GWh) - LTA	10,942	10,539	10,608	9,345	10,951	9,044	6,369	5,459
Total Generation (GWh) - actual	11,618	10,484	8,728	7,522	8,792	9,029	6,117	4,992
Proportionate Generation (GWh) - LTA	6,402	5,992	5,887	5,206	6,336	5,469	4,759	4,104
Proportionate Generation (GWh) - actual	6,719	6,161	4,734	4,395	5,197	5,896	4,553	3,715
Revenues	$683	$677	$571	$580	$627	$674	$392	$337
Net income (loss)	85	27	(1)	(19)	(19)	79	(10)	27
Adjusted EBITDA(1)	457	453	323	332	377	455	258	242
Funds From Operations(1)	181	166	54	73	105	187	88	80
Basic earnings (loss) per LP Unit	0.13	0.05	(0.16)	(0.12)	(0.11)	0.16	(0.09)	(0.07)
Funds From Operations per Unit(1)	0.61	0.55	0.18	0.24	0.37	0.68	0.32	0.28
Distribution per LP Unit	0.468	0.468	0.445	0.445	0.445	0.445	0.415	0.415

(1)            Non-IFRS measures. See “PART 2 – Financial Performance Review”, “PART 5 – Proportionate Information”, “PART 8 - Presentation to Stakeholders and Performance Measurement” and “PART 9 - Cautionary Statements”.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

PART 7 - CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS

Critical ESTIMATES AND CRITICAL JUDGMENTS in applying accounting policies

The unaudited interim consolidated financial statements are prepared in accordance with IAS 34, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our December 31, 2016 audited consolidated financial statements are considered critical accounting estimates as defined in NI 51-102 with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain, as described in the “Risk Factors” section in our 2016 Annual Report. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.

Future changes in accounting policies

(i)       Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. The new standard makes several improvements to IAS 39; mostly notably adopting a principle based approach to hedge accounting. While this does not change the type of hedging relationships or the requirement to measure ineffectiveness, it simplifies the application of hedge accounting and should allow for better alignment of risk management strategies with accounting presentation. Other changes include replacing the multiple financial asset impairment models in IAS 39 with a single model based on expected credit losses on all financial assets, and replacing the existing complex classifications structure with a business model approach based on the intent and nature of the cash flows.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The adoption of IFRS 9 is a significant initiative for Brookfield Renewable. To date, Management is in the process of finalizing the transition plan, completed the initial diagnostic exercise to

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

identify potential areas of impact, and has begun to catalogue and review the existing hedging strategies and transactions which do not currently qualify for hedge accounting to ensure compliance with IFRS 9. Management has also initiated a review of current risk management policies and internal controls to align with the requirements for hedge accounting in the new standard. Next steps involve assessing the classification of existing financial instruments and the suitability of existing IT systems as well as completing new disclosure requirements.  Management continues to evaluate the overall impact of IFRS 9 on the consolidated financial statements.

(ii)      Revenue recognition

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by IASB on May 28, 2014.  IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract as well as requiring more informative and relevant disclosures.  IFRS 15 applies to nearly all contracts with customers, unless covered by another standard, such as leases, financial instruments and insurance contracts. In April 2016, the IASB issued amendments to IFRS 15, which provided additional guidance on the identification of performance obligations, on assessing principal versus agent considerations and on licensing revenue. The amendments also provide additional transition relief upon initial adoption of IFRS 15 and have the same effective date as the IFRS 15 standard.

IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The adoption of IFRS 15 is a significant initiative for Brookfield Renewable. To date, Management has participated in strategic planning sessions with its parent company and developed an adoption plan. Management has also identified major revenue streams to be assessed, and is currently in the process of accumulating, identifying and inventorying detailed information on major contracts that may be impacted by the changes at the transition date. Next steps involve completing the overall analysis, assessing any potential impact to IT systems and internal controls, and reviewing the additional disclosure required by the standard. We currently anticipate adopting the standard using the modified retrospective approach.  This method results in a cumulative catch-up adjustment to retained earnings as of January 1, 2018 as if the standard had always been in effect.  Based on the review completed to date, we have not identified any material differences.  Management continues to evaluate the overall impact of IFRS 15 on the consolidated financial statements.

(iii)     Leases

IFRS 16, Leases  (“IFRS 16”) was issued by the IASB on January 13, 2016. IFRS 16 brings most leases onto the statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

supersedes IAS 17, Leases and related interpretations. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. Management continues to evaluate the impact of IFRS 16 on the consolidated financial statements but it is not expected to have a material retrospective effect.

Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting during the six months ended June 30, 2017, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Subsequent eventS

On July 6, 2017, Brookfield Renewable announced the issuance of 8,304,000 non-voting LP Units on a bought deal basis at a price of C$42.15 per LP Unit for gross proceeds of C$350 million ($266 million) (the “Offering”). In addition, Brookfield Asset Management purchased 4,943,000 LP Units at the Offering Price (net of underwriting commission) concurrent with the Offering (the “Concurrent Private Placement”).  The aggregate gross proceeds of the Offering and the Concurrent Private Placement was C$550 million ($418 million). Brookfield Renewable incurred C$15 million ($11 million) in transaction costs inclusive of fees paid to underwriters associated with the Offering and the Concurrent Private Placement.

On July 10, 2017, Brookfield Renewable announced the completion of the refinancing of a 360 MW hydroelectric portfolio in New England. The project financing was a $475 million green bond bearing interest at 4.4% with a maturity in 2032. The proceeds were used to repay $350 million of existing debt and to fund future growth initiatives.

On July 20, 2017, Brookfield Renewable, along with its institutional partners, signed an agreement to acquire a 25% interest in a 2.1 GW pumped storage portfolio located in the United Kingdom for a purchase price of £196 million ($256 million). Brookfield Renewable will retain an approximate 7.5% interest in the portfolio. The transaction which is subject to customary closing conditions, is expected to close in the third quarter of 2017.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

PART 8 - PRESENTATION TO STAKEHOLDERS AND PERFORMANCE Measurement

PRESENTATION TO PUBLIC STAKEHOLDERS

Equity

Brookfield Renewable’s consolidated equity interests include the non-voting LP Units held by public unitholders and Brookfield, Redeemable/Exchangeable limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and GP interest in BRELP held by Brookfield. The LP Units and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting LP Units, Redeemable/Exchangeable partnership units, and the GP interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.

As at the date of this report, Brookfield owns an approximate 60% LP Unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining  approximately 40% is held by the public.

Actual and Long-term Average Generation

For assets acquired or reaching commercial operation during the period, reported generation is calculated from the acquisition or commercial operation date and is not annualized. As it relates to Colombia only, generation includes both hydroelectric and Co-gen facilities. “Other” includes generation from North America Co-gen and Brazil biomass.

We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology and wind conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country potentially leading to higher overall spot market prices.

Voting Agreements with Affiliates

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain United States, Brazil and Europe renewable

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

power generating operations. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian operations. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.

For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(o)(ii) –  Critical judgments in applying accounting policies - Common control transactions  in our December 31, 2016 audited consolidated financial statements for our policy on accounting for transactions under common control.

Performance Measurement

Our operations are segmented by the type of power generation (Hydroelectric, Wind, and Other, which includes Co-gen and Biomass) with Hydroelectric and Wind further segmented by geography (North America, Colombia, Brazil and Europe), as that is how the CODM review our results, manage operations and allocate resources. The Colombia segment aggregates the financial results of its hydroelectric and Co-gen facilities. Accordingly, we report our results in accordance with these segments. See Note 4 – Segmented information in our December 31, 2016 audited consolidated financial statements.

One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through four key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), iii) Funds From Operations, and iv) Adjusted Funds From Operations.

It is important to highlight that Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. Specifically, our definition of Funds From Operations may differ from the definition used by other organizations. We provide additional information below on how we determine Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations. We also provide reconciliations to net income (loss). See “PART 2 - Financial Performance Review” and “PART 5 – Proportionate Information”.

Proportionate Information

Information on a proportionate basis reflects our share from facilities in which we own less than 100%. Accordingly, it includes wholly-owned assets, and our share of assets we manage. Proportionate information provides a net to Brookfield Renewable perspective that management considers important when performing internal analyses and making strategic and operating decisions. Management also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s LP Unitholders. Moreover, tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed.

Segmented net income (loss) which is disclosed in “PART 5 – Proportionate Information” is not a measure CODM uses to review the results of business and allocate resources.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

Net Income (Loss)

Net income (loss) is calculated in accordance with IFRS.

Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss or a year-over-year decrease in income even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

Adjusted EBITDA

EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.

Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance.

Brookfield Renewable believes that presentation of this measure will enhance an investor’s understanding of the performance of the business.

Funds From Operations and Funds From Operations per Unit

Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business.

Brookfield Renewable uses Funds From Operations to assess the performance of the business before the effects of deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments and other typical non-recurring items as these are not reflective of the performance of the underlying business. In our audited consolidated financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon.

Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of the business. Funds From Operations per Unit is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution to LP Unitholders.

Adjusted Funds From Operations

Adjusted Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business but also adjusted for sustaining capital expenditures.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

Brookfield Renewable uses Adjusted Funds From Operations to also assess performance of the business and defines it as Funds From Operations less Brookfield Renewable’s proportionate share of adjusted sustaining capital expenditures (based on long-term sustaining capital expenditure plans) which are recurring in nature and used to maintain the reliability and efficiency of our power generating assets over our long-term investment horizon.

Neither Funds From Operations nor Adjusted Funds From Operations are intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS. Furthermore, these measures are not used by the CODM to assess Brookfield Renewable’s liquidity.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

PART 9 - CAUTIONARY STATEMENTS

cautionary statement regarding forward-looking statements

This Management's Discussion and Analysis contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Management's Discussion and Analysis include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance and payout ratio, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, financing and refinancing opportunities, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Management's Discussion and Analysis are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control or the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; changes to hydrology at our hydroelectric stations, to wind conditions at our wind energy facilities or to crop supply or weather generally at any biomass cogeneration facility; counterparties to our contracts not fulfilling their obligations; increases in water rental costs (or similar fees) or changes to the regulation of water supply; volatility in supply and demand in the energy market; the increasing amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; increased regulation of our operations; contracts, concessions and licenses expiring and not being renewed or replaced on similar terms; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures; dam failures and the costs of repairing such failures; force majeure events; uninsurable losses; adverse changes in currency exchange rates; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes, governmental and regulatory investigations and litigation; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; our reliance on computerized business systems; advances in technology that impair or eliminate the competitive advantage of our projects; newly developed technologies in which we invest not performing as anticipated; labour disruptions and economically unfavourable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; our inability to effectively manage our foreign currency exposure; operating and financial restrictions imposed on us by our loan,

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

debt and security agreements; changes in our credit ratings; changes to government regulations that provide incentives for renewable energy; our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions; our inability to develop existing sites or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction, development and operation of our generating facilities; the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; our lack of control over all our operations; our ability to issue equity or debt for future acquisitions and developments is dependent on capital markets; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; the departure of some or all of Brookfield Asset Management’s key professionals; our relationship with, and our dependence on, Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; and risks related to changes in how Brookfield Asset Management elects to hold its ownership interests in the Partnership.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Management's Discussion and Analysis and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

cautionary statement regarding use of non-ifrs measures

This Management's Discussion and Analysis contains references to Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations and Adjusted Funds From Operations may differ from the definition of funds from operations used by other organizations. We believe that Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing the operating and financial performance of our operating portfolio. Neither Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations nor Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

A reconciliation of Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations to net income (loss) is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income (loss) in Note 4 - Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           June 30, 2017

GENERAL INFORMATION

Corporate Office

73 Front Street

Fifth Floor

Hamilton, HM12

Bermuda

Tel:  (441) 294-3304

Fax: (441) 516-1988

https://bep.brookfield.com

Officers of Brookfield Renewable Partners L.P.’s Service Provider, BRP Energy Group L.P.

Richard Legault

Group Chairman

Harry Goldgut

Group Chairman

Sachin Shah

Chief Executive Officer

Nicholas Goodman

Chief Financial Officer

Transfer Agent & Registrar

Computershare Trust Company of Canada

100 University Avenue

9th floor

Toronto, Ontario, M5J 2Y1

Tel  Toll Free: (800) 564-6253

Fax Toll Free: (888) 453-0330

www.computershare.com

Directors of the General Partner of

Brookfield Renewable Partners L.P.

Jeffrey Blidner

Eleazar de Carvalho Filho

John Van Egmond

David Mann

Lou Maroun

Patricia Zuccotti

Lars Josefsson

Exchange Listing

NYSE: BEP (LP Units)

TSX:    BEP.UN (LP Units)

TSX:    BEP.PR.E (Preferred LP Units – Series 5)

TSX:    BEP.PR.G (Preferred LP Units – Series 7)

TSX:    BEP.PR.I (Preferred LP Units – Series 9)

TSX:    BEP.PR.K (Preferred LP Units – Series 11)

TSX:    BRF.PR.A (Preferred shares – Series 1)

TSX:    BRF.PR.B (Preferred shares – Series 2)

TSX:    BRF.PR.C (Preferred shares – Series 3)

TSX:    BRF.PR.E (Preferred shares – Series 5)

TSX:    BRF.PR.F (Preferred shares – Series 6)

Investor Information

Visit Brookfield Renewable online at
https://bep.brookfield.com  for more information. The 2016 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.

Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.

Shareholder enquiries should be directed to the Investor Relations Department at (416) 359-1955 or
enquiries@brookfieldrenewable.com

BROOKFIELD RENEWABLE PARTNERS L.P.

bep.brookfield.com

NYSE: BEP

TSX: BEP.UN